Exhibit 99.1

Viomi Technology Co., Ltd Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

Fourth quarter 2020 gross margin increased to 23.5% from 19.9% a year ago

GUANGZHOU, China, March 25, 2021 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operating Highlights

•Net revenues reached RMB1,889.0 million (US$289.5 million), an increase of 8.5% from the fourth quarter of 2019.

•Gross margin was 23.5%, compared to 17.1% for the third quarter of 2020 and 19.9% for the fourth quarter of 2019.

•Net income attributable to ordinary shareholders of the Company was RMB110.6 million (US$16.9 million), an increase of 23.3% from the fourth quarter of 2019.

•Non-GAAP net income attributable to ordinary shareholders of the Company1 was RMB115.5 million (US$17.7 million), an increase of 15.3% from the fourth quarter of 2019.

•Number of cumulative household users reached more than 5.1 million, compared to approximately 4.6 million as of the end of the third quarter of 2020 and approximately 3.2 million as of the end of the fourth quarter of 2019.

•Percentage of household users with at least two connected products reached 20.0%, compared to 19.5% as of the end of the third quarter of 2020 and 17.9% as of the end of the fourth quarter of 2019.

Full Year 2020 Financial and Operating Highlights

•Net revenues reached RMB5,825.6 million (US$892.8 million), an increase of 25.3% from 2019.

•Gross margin was 18.6%, compared to 23.3% for 2019.

•Net income attributable to ordinary shareholders of the Company was RMB173.3 million (US$26.6 million).

•Non-GAAP net income attributable to ordinary shareholders of the Company was RMB245.5 million (US$37.6 million).

[1]

“Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“As we continued to execute on our quality growth strategy which focuses on shifting our business and product mix toward higher margin products, we are pleased to deliver meaningful gross margin recovery in the fourth quarter along with strong full-year growth,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

“As part of our growth strategy, we continue to roll out more high-end new products with a focus on seamless integration with AI and IoT, which we firmly believe to be the backbone of smart products in the IoT era. Our innovative SKUs with higher margins and higher average selling prices are the main drivers of our recent gross margin uplift. In the past months, we have introduced Super and Vision series of water purifiers under our new premium water purifier sub-brand Quanxian, new SKUs of 21Face 5G large-screen refrigerators, EyeBot AI washing machines and New Wind AI washer-dryers, together with a series of smart home devices, including 5G IoT CPE products, routers and IoT chips. In particular, as a result of our investment in Viomi-branded premium water purifiers, we have maintained our leading position in the technology innovation in this area and expect an even greater revenue contribution from this category. Earlier this month, two of our water purification technologies were recognized by professional organizations and experts including China Association for Quality Inspection with the potential to be applied in the water purification industry. In addition, leveraging our investment and endeavors in research and development, we have achieved solid performance in patent innovation. As of the end of 2020, the number of our accumulative domestic and global patent applications had reached over 3,000, among which, over 2,400 were already registered.

“The successful launch and rapid development of our new business in Viomi-branded sweeper robots for domestic and overseas expansion were also key pillars of our overall profitability improvement. In the fourth quarter, we assembled a dedicated sweeper robot team and introduced Alpha and other series of sweeper robots. We will continue to roll out more differentiated SKUs and expand into more global markets.

“We are also seeking to provide more comprehensive IoT household solutions, consisting of IoT product experiences, services and internet content. With regards to our value-added content, we consistently upgrade our large-screen refrigerator operating system and recently expanded our cooperation with additional third-party platforms to further enrich our large-screen internet resources and create differentiated kitchen scenario experience and increase user stickiness,” added Mr. Chen.

“As we progressed into 2021, we have continued to execute on our quality growth operating strategy through the introduction of new high-end products and the optimization across product lines. We will introduce a series of new AI products including water purifiers, sweeper robots, air conditioners, and smart kitchen products, among others, in our upcoming Spring new product launch event in early April. We will also invest more resources in branding and research and development for our IoT products, as well as our IoT service system to optimize our 5G IoT Home system and user experience. We remain confident in our ability to maintain our leading position in the IoT home industry as we continue to execute our strategy to deliver robust and stable growth, a healthy level of profitability and long-term shareholder value,” concluded Mr. Chen.

Fourth Quarter 2020 Financial Results

REVENUE

Net revenues increased by 8.5% to RMB1,889.0 million (US$289.5 million) from RMB1,741.7 million for the fourth quarter of 2019. The growth was slightly below the Company’s previous guidance by approximately 0.6%, primarily due to the proactive step to stop the sales of some specific products with lower average selling prices and lower gross margins, e.g. specific low-end refrigerators and washing machines, in order to make room for the launch of new large-screen refrigerators and high-end washing machines and improve profitability.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 15.7% to RMB1,114.6 million (US$170.8 million) from RMB963.7 million for the fourth quarter of 2019. The growth was primarily driven by sustained sales increases for certain new product categories, in particular sweeper robots.

-

Home water solutions. Revenues from home water solutions decreased by 5.9% to RMB363.0 million (US$55.6 million) from RMB385.9 million for the fourth quarter of 2019. The decline was primarily due to the decreases in average selling prices of Xiaomi-branded water purifier products. This was partially offset by the successful introduction and increased sales of a new series of Viomi-branded water purifier products, which narrowed the year-over-year decline for home water solutions, compared to previous quarters.

-

Consumables. Revenues from consumables increased by 69.3% to RMB160.2 million (US$24.5 million) from RMB94.6 million for the fourth quarter of 2019, primarily due to increased demand for the Company’s water purifier filter products.

-

Small appliances and others. Revenues from small appliances and others decreased by 15.5% to RMB251.2 million (US$38.5 million) from RMB297.4 million for the fourth quarter of 2019, primarily due to product portfolio optimization for higher gross margin in this category.

GROSS PROFIT

Gross profit increased by 28.0% to RMB443.8 million (US$68.0 million) from RMB346.6 million for the fourth quarter of 2019. Gross margin was 23.5%, compared to 17.1% for the third quarter of 2020 and 19.9% for the fourth quarter of 2019. The quarter-over-quarter and year-over-year increases in gross margin were primarily driven by the Company’s efforts to shift the business and product mix toward higher gross margin products, including the roll out of new Viomi-branded water purifiers and sweeper robots, alongside the optimization of margins across product lines.

OPERATING EXPENSES

Total operating expenses increased by 21.3% to RMB331.8 million (US$50.8 million) from RMB273.6 million for the fourth quarter of 2019, primarily due to the growth of the Company’s business, as well as the increases in research and development expenses and selling and marketing expenses.

Research and development expenses increased by 41.8% to RMB93.1 million (US$14.3 million) from RMB65.6 million for the fourth quarter of 2019.

Selling and marketing expenses increased by 17.3% to RMB217.4 million (US$33.3 million) from RMB185.3 million for the fourth quarter of 2019.

General and administrative expenses decreased by 5.7% to RMB21.3 million (US$3.3 million) from RMB22.6 million for the fourth quarter of 2019.

INCOME FROM OPERATIONS

Income from operations increased by 36.4% to RMB126.3 million (US$19.4 million) from RMB92.6 million for the fourth quarter of 2019.

Non-GAAP operating income2, which excludes the impact of share-based compensation expenses, increased by 27.3% to RMB131.2 million (US$20.1 million) from RMB103.1 million for the fourth quarter of 2019.

NET INCOME

Net income attributable to ordinary shareholders of the Company was RMB110.6 million (US$16.9 million), compared to RMB89.7 million for the fourth quarter of 2019.

Non-GAAP net income attributable to ordinary shareholders of the Company increased by 15.3% to RMB115.5 million (US$17.7 million) from RMB100.2 million for the fourth quarter of 2019.

BALANCE SHEET

As of December 31, 2020, the Company had cash and cash equivalents of RMB504.1 million (US$77.3 million), restricted cash of RMB70.6 million (US$10.8 million), short-term deposits of nil and short-term investments of RMB696.1 million (US$106.7 million), compared to RMB972.4 million, RMB30.6 million, RMB60.0 million and RMB316.2 million, respectively, as of December 31, 2019.

Full Year 2020 Financial Results

REVENUE

Net revenues increased by 25.3% to RMB5,825.6 million (US$892.8 million) from RMB4,647.5 million for 2019.

-	IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 45.6% to RMB3,671.7 million (US$562.7 million) from RMB2,522.2 million for 2019.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

-	Home water solutions. Revenues from home water solutions decreased by 17.1% to RMB883.3 million (US$135.4 million) from RMB1,065.2 million for 2019.

-	Consumables. Revenues from consumables increased by 44.0% to RMB382.9 million (US$58.7 million) from RMB265.8 million for 2019.

-	Small appliances and others. Revenues from small appliances and others increased by 11.8% to RMB887.7 million (US$136.0 million) from RMB794.3 million for 2019.

GROSS PROFIT

Gross profit was RMB1,083.0 million (US$166.0 million), compared to RMB1,082.4 million for 2019. Gross margin was 18.6%, compared to 23.3% for 2019.

OPERATING EXPENSES

Total operating expenses increased by 15.4% to RMB931.8 million (US$142.8 million) from RMB807.2 million for 2019.

Research and development expenses increased by 29.6% to RMB265.7 million (US$40.7 million) from RMB204.9 million for 2019.

Selling and marketing expenses increased by 12.8% to RMB597.2 million (US$91.5 million) from RMB529.2 million for 2019.

General and administrative expenses decreased by 5.7% to RMB68.9 million (US$10.6 million) from RMB73.1 million for 2019.

As a percentage of total net revenues, total operating expenses decreased to 16.0% from 17.4% for 2019.

INCOME FROM OPERATIONS

Income from operations was RMB184.0 million (US$28.2 million), compared to RMB311.1 million for 2019.

Non-GAAP operating income, which excludes the impact of share-based compensation expenses, was RMB256.2 million (US$39.3 million), compared to RMB354.2 million for 2019.

NET INCOME

Net income attributable to ordinary shareholders of the Company was RMB173.3 million (US$26.6 million), compared to RMB292.2 million for 2019.

Non-GAAP net income attributable to ordinary shareholders of the Company was RMB245.5 million (US$37.6 million), compared to RMB335.3 million for 2019.

OUTLOOK

For the first quarter of 2021, the Company currently expects:

-	Net revenues to be between RMB900 million and RMB950 million, representing a year-over-year growth of approximately 17.6% to 24.1%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Thursday, March 25, 2021 (8:00 p.m. Beijing/Hong Kong time on March 25, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (Toll Free):	+1-888-346-8982

International:	+1-412-902-4272

Mainland China (Toll Free):	400-120-1203

Hong Kong (Toll Free):	800-905-945

Hong Kong:	+852-3018-4992

Conference ID:	10153115

A telephone replay will be available one hour after the call until April 1, 2021 by dialing:

United States:	+1-877-344-7529

International:	+1-412-317-0088

Replay Passcode:	10153115

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income and non-GAAP net income attributable to ordinary shareholders, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	972,438	504,108	77,258
Restricted cash	30,567	70,601	10,820
Short-term deposits	60,000	-	-
Short-term investments	316,201	696,051	106,674
Accounts and notes receivable from third parties (net of allowance of RMB2,006 and RMB9,246 as of December 31, 2019 and 2020, respectively)	316,189	427,352	65,495
Accounts receivable from a related party (net of allowance of nil and RMB61 as of December 31, 2019 and 2020, respectively)	707,947	609,094	93,348
Other receivables from related parties (net of allowance of nil and RMB9 as of December 31, 2019 and 2020, respectively)	23,944	88,038	13,492
Inventories	418,015	439,375	67,337
Prepaid expenses and other current assets	62,314	87,280	13,377
Long-term deposits due within one year	-	10,000	1,533

Total current assets	2,907,615	2,931,899	449,334

Non-current assets
Prepaid expenses and other non-current assets	11,170	19,803	3,035
Property, plant and equipment, net	67,293	72,436	11,101
Deferred tax assets	12,276	14,189	2,175
Intangible assets, net	4,357	7,681	1,177
Right-of-use assets, net	19,762	20,529	3,146
Land use rights, net	-	62,982	9,652
Long-term deposits	-	50,000	7,663

Total non-current assets	114,858	247,620	37,949

Total assets	3,022,473	3,179,519	487,283

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,043,159	1,001,371	153,467
Advances from customers	103,150	112,613	17,259
Amount due to related parties	25,106	124,192	19,033
Accrued expenses and other liabilities	325,042	335,488	51,416
Short-term borrowing	95,868	-	-
Income tax payables	33,522	50,962	7,810
Lease liabilities due within one year	6,993	9,481	1,453
Total current liabilities	1,632,840	1,634,107	250,438

Non-current liabilities
Accrued expenses and other liabilities	1,795	3,400	521
Lease liabilities	13,391	11,693	1,792
Total non-current liabilities	15,186	15,093	2,313

Total liabilities	1,648,026	1,649,200	252,751

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 98,444,732 and 104,163,686 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 110,850,000 and 103,554,546 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6	6	1
Treasury stock	-	(54,600)	(8,368)
Additional paid-in capital	1,192,332	1,278,004	195,863
Retained earnings	195,596	363,051	55,640
Accumulated other comprehensive loss	(19,145)	(59,384)	(9,101)

Total equity attributable to shareholders of the Company	1,368,795	1,527,083	234,036

Non-controlling interests	5,652	3,236	496

Total shareholders’ equity	1,374,447	1,530,319	234,532

Total liabilities and shareholders’ equity	3,022,473	3,179,519	487,283

Note: On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to retained earnings, amounting to RMB2.4 million, was recognized as of January 1, 2020.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
A related party	891,271	1,046,628	160,403	2,112,170	2,889,441	442,826
Third parties	850,379	842,382	129,101	2,535,343	2,936,183	449,990
Total net revenues	1,741,650	1,889,010	289,504	4,647,513	5,825,624	892,816

Cost of revenues (including RMB24,002, RMB79,285, RMB48,424 and RMB454,432 with related parties for the three months ended December 31, 2019 and 2020 and for the twelve months ended December 31,2019 and 2020, respectively)	(1,395,080)	(1,445,245)	(221,493)	(3,565,109)	(4,742,668)	(726,846)

Gross profit	346,570	443,765	68,011	1,082,404	1,082,956	165,970

Operating expenses(1)
Research and development expenses (including RMB657, RMB621, RMB657 and RMB1,915 with related parties for the three months ended December 31, 2019 and 2020 and for the twelve months ended December 31, 2019 and 2020, respectively)	(65,633)	(93,075)	(14,264)	(204,942)	(265,680)	(40,717)
Selling and marketing expenses (including RMB36,935, RMB44,595, RMB81,851 and RMB97,223, with related parties for the three months ended December 31, 2019 and 2020 and for the twelve months ended December 31, 2019 and 2020, respectively)	(185,320)	(217,352)	(33,311)	(529,212)	(597,176)	(91,521)
General and administrative expenses	(22,628)	(21,344)	(3,271)	(73,061)	(68,914)	(10,562)

Total operating expenses	(273,581)	(331,771)	(50,846)	(807,215)	(931,770)	(142,800)
Other income, net	19,607	14,297	2,191	35,880	32,795	5,026

Income from operations	92,596	126,291	19,356	311,069	183,981	28,196

Interest income and investment income	9,582	9,550	1,464	26,109	31,968	4,899
Other non-operating income	530	554	85	1,842	1,818	279

Income before income tax expenses	102,708	136,395	20,905	339,020	217,767	33,374

Income tax expenses	(12,470)	(25,191)	(3,861)	(45,190)	(43,321)	(6,639)

Net income	90,238	111,204	17,044	293,830	174,446	26,735

Less: Net income attributable to the non-controlling interest shareholders	540	633	97	1,660	1,122	172

Net income attributable to ordinary shareholders of the Company	89,698	110,571	16,947	292,170	173,324	26,563

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company	89,698	110,571	16,947	292,170	173,324	26,563

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(9,946)	(25,757)	(3,947)	10,641	(40,239)	(6,167)

Total comprehensive income attributable to the Company	79,752	84,814	13,000	302,811	133,085	20,396

Net income per ADS *
-Basic	1.29	1.60	0.25	4.21	2.50	0.38
-Diluted	1.24	1.53	0.23	4.06	2.42	0.37

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,644,780	69,281,941	69,281,941	69,385,502	69,604,016	69,604,016
-Diluted	72,117,474	72,417,910	72,417,910	71,951,859	71,874,591	71,874,591

Net income per share attributable to ordinary shareholders of the Company:
-Basic	0.43	0.53	0.08	1.40	0.83	0.13
-Diluted	0.41	0.51	0.08	1.35	0.81	0.12

Weighted average number of ordinary shares used in calculating net income per share
-Basic	208,934,340	207,845,824	207,845,824	208,156,507	208,812,049	208,812,049
-Diluted	216,352,423	217,253,730	217,253,730	215,855,577	215,623,773	215,623,773

*Each ADS represents 3 ordinary shares.

(1)	Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	1,829	(3,753)	(575)	7,282	11,303	1,732
Research and development expenses	6,418	5,847	896	23,564	49,996	7,662
Selling and marketing expenses	2,263	2,861	438	12,322	10,904	1,671

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	92,596	126,291	19,356	311,069	183,981	28,196
Share-based compensation expenses	10,510	4,955	759	43,168	72,203	11,065

Non-GAAP operating income	103,106	131,246	20,115	354,237	256,184	39,261

Net income	90,238	111,204	17,044	293,830	174,446	26,735
Share-based compensation expenses	10,510	4,955	759	43,168	72,203	11,065

Non-GAAP net income	100,748	116,159	17,803	336,998	246,649	37,800

Net income attributable to the Company	89,698	110,571	16,947	292,170	173,324	26,563
Share-based compensation expenses	10,510	4,955	759	43,168	72,203	11,065

Non-GAAP net income attributable to the Company	100,208	115,526	17,706	335,338	245,527	37,628

Net income attributable to ordinary shareholders	89,698	110,571	16,947	292,170	173,324	26,563
Share-based compensation expenses	10,510	4,955	759	43,168	72,203	11,065

Non-GAAP net income attributable to ordinary shareholders	100,208	115,526	17,706	335,338	245,527	37,628

Non-GAAP net income per ADS
-Basic	1.44	1.67	0.26	4.83	3.53	0.54
-Diluted	1.39	1.60	0.25	4.66	3.42	0.52

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,644,780	69,281,941	69,281,941	69,385,502	69,604,016	69,604,016
-Diluted	72,117,474	72,417,910	72,417,910	71,951,859	71,874,591	71,874,591

Non-GAAP net income per ordinary share
-Basic	0.48	0.56	0.09	1.61	1.18	0.18
-Diluted	0.46	0.53	0.08	1.55	1.14	0.17

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	208,934,340	207,845,824	207,845,824	208,156,507	208,812,049	208,812,049
-Diluted	216,352,423	217,253,730	217,253,730	215,855,577	215,623,773	215,623,773

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.